Exhibit 99.7

SRK Consulting China Ltd
B1301 COFCO Plaza
No.8 Jianguomennei Dajie
Dongcheng District
Beijing, China 100005

T: +86 10 6511 1000
F: +86 10 8512 0385
E: china@srk.com

www.srk.com

13 September 2024

Toronto Stock Exchange

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames,

CONSENT of QUALIFIED PERSON

I, Mark Wanless, consent to the public filing of the technical report titled “Technical Report on Gaocheng Silver-Lead-Zinc Project in Guangdong Province, China”, effective date June 30, 2024 (the “Technical Report”) by Silvercorp Metals Inc. (“Silvercorp”).

I also consent to any extracts from or a summary of the Technical Report in the August 27, 2024, news release of Silvercorp (the “News Release”).

I certify that I have read the News Release being filed by Silvercorp and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Yours faithfully

Original signed by
Mark Wanless, Pr.Sci,Nat, FGSSA

Qualified Person Signature
Principal Consultant (Geology)

Local Offices:	Group Offices:
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